Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

April 9, 2021

John Grzeskiewicz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Mr. Grzeskiewicz:

This letter responds to comments relating to Post-Effective Amendment No. 310 (“PEA No. 310”) to the registration statement on Form N-1A of Exchange Traded Concepts Trust (the “Registrant”). PEA No. 310 was filed on December 28, 2020 for the purpose of reflecting changes to the Trust’s Capital Link NextGen Protocol ETF and Capital Link NextGen Vehicles & Technology ETF (the “Funds”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 310.

1.	Comment. Please provide each Fund’s completed fee table and expense example at least one full week before the registration statement becomes effective.

Response. Registrant represents that the requested information has been provided in Registrant’s Post-Effective Amendment No. 326 relating to the Funds.

2.	Comment. Please provide a copy of each Fund’s index methodology.

Response. Registrant represents that the requested information is being provided under separate cover.

3.	Comment. With respect to the portion of a Fund’s portfolio that is not invested in securities included in the index, will such investment include debt securities? If so, please disclose the credit and maturity parameters of such debt securities. In addition, if such investment will include derivatives, please disclose the type of derivatives and the purpose of investing in derivatives.

Response. Registrant represents that the portion of a Fund’s portfolio that is not invested in securities included in the index will not be invested in debt securities or derivatives.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

April 9, 2021

4.	Comment. Please arrange the principal risks of each Fund in order of importance and significance rather than alphabetically (see ADI 2019-08).

Response. Registrant represents that the principal risks deemed most significant are now listed first.

5.	Comment. In the third and fourth paragraphs of the principal investment strategy of the newly named Capital Link Global Green Energy Transport and Technology Leaders ETF, the term “strongly tied” is used. Please clarify what is meant by the term or define it.

Response. Registrant responds that the term “strongly tied” has been removed.

6.	Comment. Please file any index license or sublicense agreement as an exhibit to the registration statement.

Response. Registrant represents that the sublicense agreement to which the Funds are a party will be filed as an exhibit to the registration statement.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum